Grant Date	Expires	Number	Exercise Price	Date Exercisable - the later of 4/14/2015 or the period set forth below
June 4, 2013	June 4, 2023	24,828	$1.16	Immediately
June 4, 2013	June 4, 2023	58,287	$1.16	5.56% per month beginning one month after the Grant Date
January 3, 2012	January 3, 2023	4,648	$1.16	Immediately
September 1, 2010	September 1, 2022	7,831	$0.23	25% vest one year after the Grant Date; ratably thereafter on the last day of the month for 36 months.
December 16, 2013	December 16, 2023	31,514	$1.16	Immediately
June 4, 2013	June 4, 2023	8,714	$1.16	Immediately
October 15, 2009	October 15, 2019	62,167	$0.23	25% vest one year after the Grant Date; ratably thereafter on the last day of the month for 36 months.